FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November 2004
                             16 November 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Share Capital Notification released on 16 November 2004.






                       British Sky Broadcasting Group plc
                                (the "Company")



The Company announces that it has received two notifications with respect to interests in share capital from News Corporation and Franklin Templeton Investments.

News Corporation

News Corporation informed the Company on 12 November 2004, that pursuant to Part VI of the Companies Act 1985 ("The Act"), that as the result of an internal re-organisation News Corporation of 1211 Avenue of the Americas, New York, NY 10036, USA has become the holding company of the News Group of companies. Under this internal re-organisation, the existing holding company, The News Corporation Limited ("TNCL") of 121 King William Street, Adelaide, S.A. 5000 Australia, has become a subsidiary of Carlholt Pty. Limited ("Carlholt") of Level 5, 2 Holt Street, Surrey Hills, NSW, which in turn, is a subsidiary of News Corporation.

Following this re-organisation, the interests of News Corporation and its subsidiaries in the shares of the Company are as follows:

(a) BSkyB Holdco, Inc. of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA remains interested in 686,021,700 ordinary shares of GBP0.50 each in the capital of British Sky Broadcasting Group plc (shares). The registered holder of these shares remains News UK Nominees Limited (registered number 0236672) whose registered address is One Virginia Street, London, E98 1XY.

(b) By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of BSkyB Holdco, Inc., Sky Global Holdings, LLC ("SGHLLC") of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of SGHLLC, Sky Global Operations, Inc. ("SGO") of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of SGO, Sky Global Networks, Inc. ("SGN") of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of SGN, Sky Global Holdings, Inc. ("SGH") of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of SGH, News Publishing Australia Limited ("NPAL") of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of NPAL, TNCL is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of TNCL, Carlholt is also interested in those shares.

By virtue of its ability to exercise control of at least one third of the voting power at the general meetings of Carlholt, News Corporation is also interested in those shares.

Franklin Templeton

Franklin Templeton Investments informed the Company on 15 November 2004 that it has interests in the share capital of 6.0030%. These interests are held under the management of Franklin Resources, Inc. and its affiliates which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates, on behalf of clients, as detailed in the attached schedule.

  SCHEDULE RELATING TO FRANKLIN TEMPLETON INVESTMENTS INTERESTS IN THE COMPANY

                       British Sky Broadcasting Group Plc

                                           Outstanding Shares     1,941,713,000

Registered Holder                               No. of Shares        % of Class

Bank of New York, Europe London                        12,010            0.0006%

Bank of New York, London                            4,360,160            0.2246%

JP Morgan/Chase                                    92,541,177            4.7660%
Woolgate House
Coleman Street
London, EC2P 2HD

Citibank, London                                    1,566,137            0.0807%

Citibank (ADR), United States                       1,574,300            0.0811%

DTC (ADR), United States                                4,600            0.0002%

Euroclear, Bruxelles                                   10,200            0.0005%

HSBC Bank Ltd., London                                709,430            0.0365%

Mellon Bank, London                                 2,964,450            0.1527%

Merrill Lynch Intl Ltd., London                     1,029,700            0.0530%

Northern Trust Company                              2,232,396            0.1150%
155 Bishopsgate
London, EC2M 3XS

Royal Trust Corp of Canada, London                  1,845,000            0.0950%

State Street Nominees Ltd                           7,711,738            0.3972%
12-13 Nichols Lane
London EC4N 7BN

TOTAL                                             116,561,298            6.0030%


Enquires:

Dave Gormley
Company Secretary
Telephone: +44 20 7705 6701

End

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 16 November 2004               By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary